SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rules 13d-1(b),(c), and (d)
and Amendments Thereto Filed Pursuant To Rule 13d-2(B)

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment no. 19)

Inter Parfums, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share

458334 10 9
CUSIP NUMBER

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d1(b) [ ] Rule 13d1(c) [x] Rule 13d1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contained information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458334 10 9

1.         Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Philippe Benacin

2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) /X/
            (b) / /

3. SEC Use Only

4. Citizenship or Place of Organization

            France

                                                5. Sole Voting Power
                                                                -0-
Number of Shares

                                                6. Shared Voting Power
Beneficially                                       8,017,999

Owned by Each                       7. Sole Dispositive Power
                                                        7,892,999

Reporting Person

With                                         8. Shared Dispositive Power
                                                                -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person
                            8,017,999

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /   /

11. Percent of Class Represented by Amount in Row 9
                            26.4%

12. Type of Reporting Person (See Instructions)
                            IN

CUSIP No. 458334 10 9

1.         Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Philippe Benacin Holding SAS

2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) /X/
            (b) / /

3. SEC Use Only

4. Citizenship or Place of Organization

            France

                                                5. Sole Voting Power
                                                                -0-
Number of Shares

                                                6. Shared Voting Power
Beneficially                                       2,819,064

Owned by Each                       7. Sole Dispositive Power
                                                                -0-

Reporting Person

With                                         8. Shared Dispositive Power
                                                        2,819,064

9. Aggregate Amount Beneficially Owned by Each Reporting Person
                            2,819,064

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /   /

11. Percent of Class Represented by Amount in Row 9
                            9.3%

12. Type of Reporting Person (See Instructions)
                            CO

Item 1(a):  Name of Issuer:  Inter Parfums, Inc.

Item 1(b):  Address of Issuer's Principal Executive Offices:

            551 Fifth Avenue, New York, New York 10176

Item 2(a):  Name of Person Filing:

            Philippe Benacin and Philippe Benacin Holdings SAS. Philippe Benacin owns 99.9% of Philippe Benacin Holdings SAS, a personal holding company.

Item 2(b):  Address of Principal Business Office or, if None, Residence:

            c/o Inter Parfums, 4, Rond Point Des Champs Elysees, 75008 Paris, France

Item 2(c):  Citizenship:  France

Item 2(d):  Title of Class of Securities:

            Common Stock, $.001 par value per share

Item 2(e):  CUSIP No.: 458334 10 9

Item 3:  If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:  Inapplicable.

Item 4:  Ownership:

Philippe Benacin

(a) Amount Beneficially Owned:  8,017,999 shares of Common Stock1
(b) Percent of Class:  26.4%2
(c) Number of shares of which such person has:

(i) sole power to vote or to direct the vote:  -0-
(ii) shared power to vote or to direct the vote:  8,017,9993
(iii) sole power to dispose or to direct the disposition of:  7,892,9994
(iv) shared power to dispose or direct the disposition of:  -0-

Philippe Benacin Holding SAS

(a) Amount Beneficially Owned:  4,516,066 shares of Common Stock5
(b) Percent of Class:  9.3%6
(c) Number of shares of which such person has:

(i) sole power to vote or to direct the vote:  -0-
(ii) shared power to vote or to direct the vote:  4,516,0667
(iii) sole power to dispose or to direct the disposition of:  -0-
(iv) shared power to dispose or direct the disposition of:  4,516,066

Item 5:  Ownership of Five Percent or Less of a Class:  Inapplicable

Item 6:  Ownership of More than Five Percent on Behalf of Another Person:

        Philippe Benacin owns 99.9% of Philippe Benacin Holding SAS, a personal holding company, and therefore has indirect beneficial ownership of the shares held by Philippe Benacin Holding SAS.

Item 7:  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Inapplicable

Item 8:  Identification and Classification of Members of the Group:

        Philippe Benacin owns 99.9% of Philippe Benacin Holding SAS, a personal holding company, and therefore has indirect beneficial ownership of the shares held by Philippe Benacin Holding SAS.

Item 9:  Notice of Dissolution of Group:  Inapplicable

Item 10:  Certification:  Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 23 January, 2009	/s/ Philippe Benacin Philippe Benacin Philippe Benacin Holding SAS
Dated: 23 January, 2009	/s/ Philippe Benacin Philippe Benacin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

1 Consists of 4,719,460 shares held directly, 2,891,064 shares held indirectly through Philippe Benacin Holding SAS, a personal holding company, 225,000 shares for which proxies are held, and options (vested or exercisable within 60 days) to purchase 182,475 shares.

2 Based upon 30,168,939 shares of common stock outstanding as of December 31, 2008.

3 Jean Madar, the Chairman of the Board and Chief Executive Officer of Inter Parfums, Inc. ("Inter Parfums") and Philippe Benacin, the Vice Chairman of the Board and President of Inter Parfums, have a verbal agreement or understanding to vote their shares in a like manner. Each of Messrs. Madar and Benacin own 99.9% of their respective personal holding companies. As Messrs. Madar and Benacin  beneficially own more than 50% of the outstanding shares of the Inter Parfums' common stock, Inter Parfums is considered a "controlled company" under the applicable rules of The Nasdaq Stock Market.

4 Excludes 225,000 shares for which Mr. Benacin holds proxies.

5 Consists of 4,516,066 shares held directly.

6 Based upon 30,168,939 shares of common stock outstanding as of December 31, 2008.

7 Jean Madar, the Chairman of the Board and Chief Executive Officer of Inter Parfums, Inc. ("Inter Parfums") and Philippe Benacin, the Vice Chairman of the Board and President of Inter Parfums, have a verbal agreement or understanding to vote their shares in a like manner. Each of Messrs. Madar and Benacin own 99.9% of their respective personal holding companies. As Messrs. Madar and Benacin  beneficially own more than 50% of the outstanding shares of the Inter Parfums' common stock, Inter Parfums is considered a "controlled company" under the applicable rules of The Nasdaq Stock Market.